FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Official notice dated December 16, 2010.

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 917 538 100 34 917 538 000 Fax 34 913 489 494 www.repsol.com

Madrid, December 16th 2010

Completing the divestment of non-integrated downstream assets in

Latin America

REPSOL SELLS STAKE IN REFAP REFINERY FOR

$350 MILLION

•	Additionally Repsol will reduce debt by approximately $500 million.

•	The sale will free Repsol of $355 million in investment commitments.

•	The deal marks the completion of the programme to divest non-integrated downstream assets in Latin America.

•	At the start of October Repsol signed an alliance with China’s Sinopec to create one of Latin-America’s largest privately-owned energy companies.

Repsol has agreed to sell to Petrobras its 30% stake in the Alberto Pasqualini Refinery (REFAP) in the Brazilian state of Rio Grande do Sul. Following the transaction, Petrobras becomes the only shareholder of the refinery, which has a nominal capacity of 190,000 bbld.

Under the terms of the agreement, Repsol will receive $350 million and additionally will reduce its consolidated net debt associated to its stake in the REFAP refinery by a further $500 million. The sale will free Repsol from investment commitments of $355 million corresponding to its stake in REFAP. The difference between the accounting value of REFAP and its sale price, once the appreciation of the local currency is taken into consideration, is of approximately -$60 million.

Official Notice

Completion of non-strategic assets divestment programme

The deal is part of the Repsol Group’s divestment of non-strategic assets as laid out in the Horizon 2014 strategic plan. Specifically, this deal completes the process of divesting stakes in non-integrated downstream assets in Latin-America which Repsol began in 2007.

The process included the sale of service stations in Chile (2007) Ecuador (2008) and Brazil (2008), and the stakes in the Brazilian refineries Manguinhos (2008) and REFAP (2010). In total, Repsol obtains $700 million by this process and reduces consolidated debt by approximately $500 million.

Repsol in Brazil

Repsol is one of the largest independent upstream operators in Brazil and the country’s third-largest oil producer in 2009. It is the largest foreign owner of exploratory blocks, with presence in the Santos, Campos and Espiritu Santo Basins. Repsol has a strategic presence in Brazil’s pre-salt areas with the most potential and, together with Petrobras is leading exploration in the prolific Santos basin.

The company’s diversified projects portfolio in Brazil includes a producing field (Albacora Leste), one block under development (BM-S-7: Piracuca BA), two planned pilot projects (BM-S-9: Guara and Carioca) and fourteen exploration blocks with significant potential.

In October of 2010, Repsol signed an agreement with Sinopec to jointly develop exploration and production projects in Brazil and to create one of Latin-America’s largest energy companies, valued at $17.7 billion. The deal is still pending authorization by the competent authorities.

Brazil’s offshore is one of the world’s fastest-growing oil regions. The agreement between Repsol and Sinopec highlights the significant international interest in the historic moment which Brazil is experiencing, especially in the subsalt plays.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: December 16th, 2010	By:	/S/ IÑIGO ALONSO DE NORIEGA
	Name:	Iñigo Alonso de Noriega
	Title:	Corporate Governance Director